SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

Regarding the news published in the press in relation to the fiber optics network of the Eletrobrás transmission system, we set out below the explanatory notice published today by Eletrobrás:

Considering the erroneous news published in the press involving assets belonging to Eletrobrás and its subsidiaries, we hereby clarify:

1)	Eletrobras’ optic fiber network belongs and has always belonged, exclusively to Centrais Elétricas Brasileiras S.A – Eletrobrás
2)	Partial usage rights to this network were temporarily granted to Eletronet S.A. through a Right of Access contract, signed with our subsidiary Lightpar, now Eletropar, in August 1999.
3)	Under said contract Eletrobrás maintained all the rights to the optic fiber network existing at the time of entry into the contract, as well as to extensions that might be installed at a later date.
4)	In December 2009, Eletrobrás recovered possession of the optic fibers through an order of the Justice Court of Rio de Janeiro, following presentation of a claim presented by the General Counsel of the Federal Government.
5)	Therefore, any news reports that allege that individuals or companies have a claim to the bankruptcy estate of Eletronet or have access to the optic fiber network of Eletrobrás are unfounded, unjustified and untrue.

Rio de Janeiro, February 26, 2010.

Astrogildo Fraguglia Quental
CFO and Investor Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.